EXHIBIT 99.1
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                  SINOVAC BIOTECH LTD. ISSUES CORPORATE UPDATE
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BEIJING,  April 18, 2005 - Sinovac  Biotech  Ltd.  ("Sinovac")  ("the  Company")
(AMEX: SVA) today updates on the status of the vaccines comprising its product portfolio.


                            Hepatitis A - Healive(TM)

Sinovac continues to experience strong sales growth of its Hepatitis A vaccine, Healive(TM). 2004 domestic Chinese sales were approximately US $6.5 million for the year ended 31st December 2004 - more than two times 2003 sales..

                       Hepatitis A&B Combined - Bilive(TM)

In January 2005, Sinovac received final approval for the marketing and sales of its combined Hepatitis A & B vaccine, Bilive(TM), by the Chinese FDA. This is the first combined inactivated Hepatitis A&B vaccine developed by Chinese scientists. Indeed, the vaccine has only one directly competing combined Hepatitis A&B vaccine in the world, GlaxoSmithkline's TwinrixTM, which is not currently available in China and sells for a much higher price than BiliveTM in countries where it is for sale.

China is a country that has been greatly affected by viral hepatitis for a long time. The prevention and control of hepatitis is very important for the country's social development and public health. Currently, Hepatitis B virus infects about 50-70% of China's 1.3 billion citizens at some point in their lives. Sinovac's launch of its combined hepatitis A & B Vaccines, Bilive(TM) will target this domestic issue and eventually the international marketplace.

The  domestic  sales   proceeds  of  BiliveTM  that  Sinovac   grosses  will  be
approximately 65 RmB per dose, which is between US $7 to US $8. The standard primary vaccination course consists of 3 of these doses. Sinovac has already built a successful sales team of over 40 people that has been selling Healive(TM) to each of the individual local Centers of Disease Control (CDCs), so the Company expects to achieve rapid market penetration of BiliveTM in China.

Sinovac has recently launched marketing of Bilive(TM) and expects to record the first sales in May 2005.


Split Flu
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After completing clinical trials of its split flu vaccine in April 2004, Sinovac filed a New Drug Application with China's SFDA. Sinovac's split flu vaccine received approval of its New Drug Certificate in Feb 2005. Final approval for sales of the Company's flu vaccine is expected in 2005 after GMP certification by the Chinese FDA of the new flu vaccine production line.

Sinovac's flu production line has now nearly been completed at a new manufacturing facility next to the Company's existing Beijing headquarters. The 2600 square meter facility is being built to meet international Good Manufacturing Practice (GMP) standards at a fraction of Western costs: the investment for construction and equipment is about US $4million. This initial




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manufacturing facility is designed with a production capacity of 2 million doses of flu vaccine per year. Sinovac also intends to build another, much larger flu vaccine production facility if the Company can obtain necessary financing.


SARS
----

Sinovac is the first company in the world to prove the safety and immunogenicity of a SARS vaccine. As previously announced, Sinovac's SARS vaccine induced SARS-neutralizing antibodies in tests of the human volunteers' blood serum. The preliminary results showed that the SARS vaccine Phase I clinical trial had already attained a positive outcome. The observation period of the SARS Phase I clinical trial ended in March 2005, after every volunteer has been observed for 210 days after inoculation. It is expected that the SFDA will continue to fast-track the drug approval process for Sinovac's SARS vaccine.

According to the China Daily on 15 January  2005,  "in the event of a sudden and
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widespread  SARS  outbreak,  some  high-risk  groups,  such as doctors  might be immunized ahead of completion of the second and third round trials, said Dr. Lin Jiangtao of Beijing's Sino-Japanese Friendship Hospital, where the first tests were conducted." High-risk groups further include first responders, medical personnel, laboratory technicians, or anyone helping to control a potential SARS breakout.


Avian Flu (Bird Flu)
--------------------

The Company is co-developing a human vaccine targeting the avian flu virus in partnership with the China Center of Disease Control (CDC). CDC controls the Chinese vaccine market through its two main functions: as both the commercial sales agency and the governmental department in the pharmaceutical sector for China.

Sinovac is currently advancing its recombinant New Human Influenza (H5N1) vaccine (also referred to as Pandemic Influenza Vaccine) through the later stages of pre-clinical studies.

National Institute of Biological Standards and Control (the World Health Organization influenza network) began providing the strain of recombinant bird flu virus early in 2004 to vaccine makers around the world. Sinovac received the virus in April 2004.

World health authorities have recently warned that if the current avian flu virus mutates into a form that spreads easily among people it could lead to the next global flu pandemic, which could kill tens of millions of people worldwide. Pandemics occur when a completely new flu strain emerges for which humans have no immunity.

Influenza experts and world health authorities are concerned that the recent appearance and widespread distribution of an avian influenza virus, H5N1, has the potential to ignite the next flu pandemic. Given the current threat, world health authorities are currently urging all countries to develop or update their influenza pandemic preparedness plans for responding to the widespread socioeconomic disruptions that would result from having large numbers of people sick or dying.


2004 Financial Statements
-------------------------

The Company will release its full 2004 financial statements in a 20F filing with the SEC within one month.




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About Sinovac Biotech Ltd.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China.

Sinovac now has two vaccines fully approved for sale in China - Healive(TM) for Hepatitis A and Bilive(TM) for Hepatitis A&B combined. The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China. Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), received approval in China in January 2005 and is expected to achieve similar sales growth to Healive(TM). Sinovac's split flu vaccine received approval of its New Drug Certificate in March 2005. Final approval of the Company's flu vaccine is expected in 2005 after GMP certification of the new flu vaccine production line.

Sinovac is currently the world leader in the development of a SARS vaccine. Preliminary Phase I results show that this SARS vaccine is safe and induces SARS-neutralizing antibodies in the human body. In addition, the Company is co-developing a human vaccine targeting the avian flu virus in partnership with the China Center of Disease Control (CDC). CDC controls the Chinese vaccine market through its two main functions: as both the commercial sales agency and the governmental department in the pharmaceutical sector for China.


For further information please refer to the Company's filings with the SEC or refer to Sinovac's website at www.sinovac.com.
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If you would like to receive  regular  updates on Sinovac please send your email request to info@sinovac.com.
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Contact:  Tracey Gabert,  Sinovac Investor  Relations at (888) 888-8312 or 1 604
684-5990 from outside of North America or info@sinovac.com
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.